Exhibit 5.7

PwC Legal Services

Warsaw, February 15, 2013

Vantage Drilling Poland sp. z o.o.

Pl. Piłsudskiego 1

00-078 Warszawa

Dear Sirs,

We have been asked to act as a legal counsel in Poland for Vantage Drilling Poland Sp. z o.o. a limited liability company incorporated under the laws of Poland (the “Guarantor”) acting by its Luxembourg branch named “Vantage Drilling Poland – Luxembourg Branch” (the “Branch”) as a guarantor in relation to 7.5% Senior Secured First Lien Notes due 2019 issued or to be issued under the Indenture (as defined below) by Offshore Group Investment Limited, a Cayman Islands exempted company (the “Company”), in order to issue this opinion letter with respect to the guarantee under the Indenture (as defined below), executed by the Guarantor, in connection with the preparation of the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission relating to registration by the Company under the Securities Act of 1933, as amended, of the offer to exchange (the “Exchange Offer”) (i) up to $1,150,000,000 aggregate principal amount of the Company’s outstanding 7.5% Senior Secured First Lien Notes due 2019 (the “Outstanding Notes”) for a like principal amount of the Company’s 7.5% Senior Secured First Lien Notes due 2019 (the “Exchange Notes “) and (ii) the guarantees (the “Guarantees”) of the parent and the subsidiary guarantors of the Outstanding Notes and the Exchange Notes.

The Outstanding Notes were issued, and the Exchange Notes will be issued, under an Indenture dated as of October 25, 2012 (the “Original Indenture”) as amended by the first supplemental indenture dated as of December 3, 2012 (the “First Supplemental Indenture”, and together with the Original Indenture, the “Indenture”), each among the Company, Wells Fargo Bank, National Association, as trustee and noteholder collateral agent (the “Trustee”) and the Guarantor. We have not acted as a legal counsel to the Guarantor, the Company or the Trustee in relation to drafting, negotiating or executing of the First Supplemental Indenture or any other related documents.

PricewaterhouseCoopers Legal Szurmińska-Jaworska Sp.k. (“PwC Legal”) is a Polish law firm qualified to practice law in Poland, the jurisdiction of incorporation of the Guarantor.

PricewaterhouseCoopers Legal Szurmińska-Jaworska spółka komandytowa, Al. Armii Ludowej 14, 00-638 Warsaw, Poland, Telephone +48 (22) 523 4000, Facsimile +48 (22) 523 4040, http://www.pwc.com/pl

PwC PricewaterhouseCoopers Legal Szurmińska-Jaworska spółka komandytowa is entered into the National Court Register maintained by the District Court for the Capital City of Warsaw, under KRS number 0000336634, NIP 7010199320. The seat of the Company is in Warsaw at Al. Armii Ludowej 14.

This opinion letter is limited to the law of the Republic of Poland (“Poland”) as applied by the Polish courts on February 15, 2013, and is issued on the basis that it will be issued and construed in accordance with Polish law. We express no opinion herein with regard to any law other than Polish law, and to the extent such other laws may be relevant, this opinion letter is subject to Polish law. We express no opinion on the rules of any jurisdiction (excluding Poland) as to conflicts of laws. The terms “laws” or “law” in this opinion letter refer to laws and regulations of Poland. With respect to matters of Luxembourg law regarding the Branch, we have relied solely on the opinion of Arendt & Medernach, a copy of which is being filed as an exhibit to the Registration Statement, and our opinions with respect to such matters are based upon and subject to the assumptions, qualifications, limitations and exclusions set forth in the opinion of Arendt & Medernach, which are incorporated herein by reference.

I.	Documents

In rendering this opinion letter, we have reviewed and relied exclusively on the following documents:

(a)	a notation of guarantee dated October 25, 2012 executed by the Guarantor, acting through its Branch, governed by the laws of the state of New York;

(b)	the Guarantor’s Articles of Association dated March 26, 2012, drawn up in a form of a notarial deed by the notary public Miron Jakubiak, under Rep. A No. 2152/2012;

(c)	the Guarantor’s current excerpt from the National Court Register, dated February 15, 2013 (the “Excerpt”);

(d)	a resolution of the Guarantor’s management board, dated October 1, 2012, authorizing Branch manager Ian Foulis to, among others, execute the Indenture and the related guarantees for the Exchange Notes (the “Authorization”);

(e)	a resolution of the Guarantor’s shareholders’ meeting, dated October 1, 2012 (the “Resolution”);

– document (a) hereinafter referred to as the “Opinion Document”, documents (b) – (e) hereinafter referred to as the “Corporate Documents” (and together with the Opinion Document hereinafter referred to as the “Documents”).

As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other states of mind), we have relied upon the representations and warranties contained in the Opinion Document and the Indenture, and (except to the extent opined herein) we have assumed without independent inquiry, the Guarantor’s authorization to make all the relevant representations and statements as well as the accuracy of those representations and statements.

II.	Assumptions

In rendering this opinion letter, we have assumed, but have not independently verified:

Veracity and bona fides

(a)	the authenticity of all signatures and seals;

(2)

(b)	the conformity with the original documents of all documents submitted to us as copies or drafts or forms of documents to be executed, or received by e-mail or facsimile transmission;

(c)	the authenticity and completeness of all original documents reviewed by us in original or copy or draft or facsimile or e-mail form and the competence of each individual executing any document and the legal capacity of all individuals who have signed such documents;

(d)	that the information contained in the Guarantor’s Articles of Association truly and correctly reflects the position of the Guarantor as mentioned therein as at the date hereof and that under the laws of Cyprus the Resolution has been duly executed and delivered by validly authorized person representing the sole shareholder;

(e)	that all matters which ought to be registered with the National Court Register in relation to the Guarantor have been duly so registered and all information disclosed in the Excerpt above was true, valid and complete as of the date of issuance of this opinion letter;

Corporate power, authorizations and execution

(f)	the due incorporation, capacity, power and authority to execute, deliver, observe and perform the Opinion Document of each of the parties to the Opinion Document (other than the Guarantor);

(g)	that the respective corporate resolutions and authorizations as well as other consents, permits and approvals given or obtained in connection with the Opinion Document remain in full force and effect as of the execution date of the Opinion Document and have not been amended, revoked, terminated or superseded since the date when such resolutions, authorizations, consents, permits or approvals were issued;

Performance by the parties

(h)	that there are no other arrangements concerning the Documents or any other document which might modify, replace or supersede the whole or any of the provisions of the Documents;

Operations of the Branch

(i)	that the Branch was duly established and is validly existing under the laws of Luxembourg, and, under the Luxembourg law, has a capacity, power and authority to execute and deliver the Opinion Document for the Guarantor as its Branch;

(j)	that the Authorization is valid, enforceable, effective and legally binding in the countries where the legal representatives or attorneys-in-fact appointed pursuant to that Authorization may act;

Solvency

(k)	that the obligations of the Guarantor under the Opinion Document will not result in the Guarantor’s insolvency within the meaning of Article 11 Sec. 2 of the Polish Bankruptcy Law of 2003, as amended (the “Bankruptcy Law”);

(3)

Choice of law and foreign law

(l)	that the Opinion Document and the Indenture and the rights and obligations created thereby constitute legal, valid and binding obligations of the parties thereto enforceable in accordance with their terms under the laws of the State of New York (by which each of the Opinion Document and the Indenture is expressed to be governed) and that the choice of laws of the State of New York to govern the Opinion Document and the Indenture is recognized by the laws and will be recognized by the courts of the State of New York;

(m)	that all deeds, instruments, agreements and other documents referred to in this opinion have been duly executed and constitute valid obligations binding on and enforceable against the parties thereto (other than the Guarantor, acting through its Branch) and are not subject to avoidance by any person under all applicable laws and in all applicable jurisdictions and that all acts, conditions or things required to be fulfilled, performed or effected in connection with the Opinion Document and the Indenture under all applicable laws and in all applicable jurisdictions (except to the extent opined herein with respect to the laws of Poland) have been duly fulfilled, performed and effected;

(n)	that all deeds, instruments, assignments, agreements and other documents referred to in this opinion, insofar as any of such deeds, instruments, assignments, agreements or other documents are to be executed or performed in any jurisdiction other than Poland, will not be illegal or ineffective merely by virtue of laws of such other jurisdiction and that none of the opinions expressed below nor any of the Opinion Document or Indenture will be affected by the laws (including the public order clause) of any jurisdiction other than Poland;

(o)	that all the representations and warranties made by the Guarantor, acting through its Branch, in the Opinion Document are true and correct;

(p)	that the execution of the Opinion Document by the Guarantor, acting through its Branch, and the exercise of its rights and performance of its obligations under the Opinion Document is in the interest of the Guarantor.

III.	Conclusions

Based upon the foregoing and subject to the qualifications set forth herein, we are of the opinion that:

Corporate powers, authorization and execution

(a)	The Guarantor is a limited liability company duly established and validly existing under the laws of Poland.

(b)	The Guarantor has necessary corporate and legal capacity and power to enter into the Opinion Document and to exercise its rights and perform its obligations thereunder.

(c)	The entering by the Guarantor, acting through its Branch, into the Opinion Document, and the performance by the Guarantor, acting through its Branch, of the Opinion Document does not violate Polish law, and will not result in any breach or violation of the Corporate Documents, and will not constitute a default under the Corporate Documents.

(4)

(d)	Under Polish law, there are no governmental or regulatory consents, approvals, filings or authorizations required for the Guarantor to enter into and perform the Opinion Document.

(e)	All corporate and other action required to be taken by the Guarantor to authorize the execution of the Opinion Document on behalf of the Guarantor, acting through its Branch, and the performance of the Guarantor’s obligations thereunder have been duly taken.

(f)	Based on the assumptions listed in item II. (i) and II. (j): (i) Ian Foulis as the Branch manager pursuant to the Authorization has been duly authorized to execute and deliver the Opinion Document for the Guarantor acting through its Branch; and (ii) the execution of the Opinion Document for the Guarantor by Ian Foulis as the Branch manager acting based on the Authorization is valid and binding on the Guarantor.

(g)	(i) The Guarantor has not been declared bankrupt, (ii) no recovery proceedings (postępowanie naprawcze) within the meaning of Article 492 and ff. of the Bankruptcy Law have been initiated against the Guarantor, (iii) no liquidation (likwidacja) is being carried on in respect of the Guarantor, (iv) a court has not declared dissolution (rozwiązanie) of the Guarantor pursuant to Article 21 of the Code of Commercial Companies dated 15 September 2000 (Journal of Laws No. 94, Item 1037, as amended), and (v) no custodian (kurator) has been appointed in respect of the Guarantor.

Choice of law

(h)	The choice of the laws of the State of New York as the governing law of the Opinion Document is a valid choice of law and will be recognized and given effect to by the Polish courts.

Jurisdiction and Enforcement of Judgments

(i)	As a matter of Polish law, the Guarantor does not benefit from any immunity that would make it impossible to initiate or continue court proceedings, or render judgment, against it.

(j)	A final and enforceable judgment of the New York court issued against the Guarantor with respect to the Opinion Document should be recognized and enforced by a court in Poland.

Stamp duty

(k)	No stamp duty (Polish: opłata skarbowa) imposed by the laws of Poland should be payable by the Guarantor to any governmental or official or regulatory body in Poland in connection with the execution, delivery and performance of the Opinion Document.

IV.	Qualifications

The foregoing opinion letter is subject to the following qualifications:

(a)	Pursuant to Article 21 § 1 item 4) of the Commercial Companies Code, in certain circumstances, the relevant Registry Court may decide on the dissolution of a company. We have not verified whether the circumstances which allow the Registry Court to decide the dissolution of the Guarantor did or did not occur. Please note that, pursuant to Article 21 § 6 of the Commercial Companies Code, the Registry Court’s decision on the dissolution of a registered company shall not affect the validity of the legal actions of that company prior to its dissolution.

(5)

(b)	For the purposes of the opinion given in paragraph III. (a) and III. (g) above, we have relied solely upon the Excerpt.

(c)	We provide no opinion on any potential consent, approval or permit which may be required under any corporate documents of the Guarantor’s shareholder or any entity other than the Guarantor, or laws under which they are established or laws of any jurisdiction where any of their assets may be located. We express no opinion on the rationale of the underlying transaction.

(d)	We have not analyzed the tax consequences of the execution or performance of the Opinion Document and do not express any views or opinions on tax matters.

(e)	This opinion letter expresses and describes Polish legal concepts in the English language rather than in the original Polish language and such expressions and/or descriptions may not be identical in meaning to the underlying Polish legal concepts. Accordingly, any issues of interpretation arising in respect of this opinion letter will be determined by Polish authorities in accordance with Polish law and we express no opinion as to the interpretation that Polish authorities may give to any such expressions or descriptions.

(f)	Any action brought against any entity in the Polish courts would be subject to the Civil Procedure Code and related legislation, including the power of a Polish court to order a foreign claimant to provide security for costs. We do not express any views or opinions regarding the actual outcome of any proceedings to be held in relation to the Opinion Document in Poland.

(g)	The term “recognized and enforced” as used in this opinion means that the judgments of courts of foreign states relating to the obligations assumed by the relevant party under the Opinion Document, as a general rule, may be subject to: (i) recognition by the Polish courts or (ii) declaration of enforcement in Poland made by the Polish court, depending on their substance. Civil Procedure Code provides that the judgments of courts of foreign states issued in civil law matters are (i) subject to recognition in Poland or (ii) subject to declaration of enforcement in Poland (depending on their substance) unless any of the impediments listed in Article 1146 of the Civil Procedure Code exist. Pursuant to Article 1146 and/or 1150 of the Civil Procedure Code, the judgment shall not be recognized or declared enforced, if:

1)	it is not final and legally binding in the country in which it has been issued;

2)	it has been issued in a case falling into an exclusive jurisdiction of Polish courts;

3)	the writ commencing the proceeding has not been served duly and in a manner enabling due defense to the defendant that had not entered into the dispute as to its merits;

4)	a party during the proceeding has been deprived of the right to due defense;

5)	a case concerning the same claim between the same parties had been pendent before the court in Poland earlier than it has been pendent before a court in another country;

6)	it is contrary to a final and legally binding judgment of a Polish court that had been issued earlier, or a final and legally binding judgment of a foreign court that had been issued earlier and which fulfills the requirements of its recognition in Poland, that had been issued in a case concerning the same claim between the same parties;

(6)

7)	such a recognition or declaration of enforcement would be considered as contradictory to the principal rules of legal order in Poland (clause of public order).

(h)	The choice of the New York law to govern the Opinion Document would not be recognized or upheld by the Polish courts if to do so would be contrary to mandatory rules of Polish law or if there were reasons for avoiding the choice of law on the grounds that its application would have consequences contradictory to the principal rules of the legal order in Poland. It is our view that the transactions of the Guarantor contemplated by the Opinion Document would not have consequences contradictory to the principal rules of the legal order in Poland. However, the principal rules of the legal order in Poland are not defined and are subject to constant review by courts, thus, it is not possible to be categorical at any time as to their scope.

(i)	According to Article 1104 § 2 in connection with Article 1105 § 6 of the Civil Procedure Code, if a particular case is commenced and/or pending in front of a Polish court and a party to such case does not raise that the Polish court does not have jurisdiction over that particular case, the jurisdiction of a Polish court may effectively be ascertained.

(j)	Pursuant to the Bankruptcy Law, a company is deemed to be insolvent when: (i) it fails to perform its obligations when they fall due; or (ii) the amount of its obligations exceeds the value of its assets, regardless of whether it is timely performing its obligations. The fulfillment of the above tests is a matter of fact not law. Therefore, the opinion stated in item III. (g) of the opinion letter provides only that no legal steps described therein have been disclosed in the Excerpt and does not confirm whether the Guarantor is insolvent or not.

(k)	The Bankruptcy Law specifies the following as being ineffective by operation of law: (i) acts in law of an entity (including contracts) concluded up to one year prior to the date of a bankruptcy petition, if performed gratuitously or if the value of the entity’s contribution to such transactions grossly exceeds the consideration received; (ii) court settlement, admission of an action or waiver of a claim with the same effect as the acts mentioned at (i) above; (iii) settlement by the bankrupt of a debt not so far paid and the securing of such a debt in any way (although in this case the hardening period is shorter, i.e. two months prior to the date of the bankruptcy petitions); and (iv) acts in law in exchange for consideration, executed with companies in the same group as the Guarantor (in this case the hardening period is six months prior to the date of the bankruptcy petition).

*        *        *

This opinion letter is limited to the matters stated herein and is not to be read as extending by implication to any matters not specifically referred to herein.

This opinion letter is rendered for the Guarantor. PwC Legal gives its consent to disclose this opinion letter to Fulbright & Jaworski L.L.P. who may rely on the opinion letter as if it were addressed to them, in rendering their opinion that is being filed as Exhibit 5.1 to the Registration Statement. We hereby consent to the use of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

(7)

This opinion letter is given on the basis that it will be governed by and construed in accordance with the laws of Poland and will be exclusively subject to the Polish jurisdiction. The views expressed herein are based upon the laws of Poland as at the date hereof and any change in such laws may affect these views. We assume no obligation hereunder to advise you of any changes concerning any matter discussed herein, whether or not material, of which we may hereafter become aware.

On behalf of PricewaterhouseCoopers Legal Szurmińska-Jaworska sp.k.

/s/ Ewa Szurmińska-Jaworska
Ewa Szurmińska-Jaworska
radca prawny / attorney-at-law

/s/ Cezary Żelaźnicki
Cezary Żelaźnicki
radca prawny / attorney-at-law

(8)